File No. 70-9123

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                            FORM U-1
                  ____________________________

                        AMENDMENT NO. 1

                               To

                    APPLICATION-DECLARATION

                             Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ____________________________


                      Entergy Corporation
                       639 Loyola Avenue
                     New Orleans, LA  70113


             (Name of company filing this statement
          and address of principal executive offices)
                  ____________________________


                      Entergy Corporation


       (Name of top registered holding company parent of
                  each applicant or declarant)
                  ____________________________


Edwin Lupberger                    Robert J. Cushman
Chairman and                       Vice President
Chief Executive Officer            Entergy Enterprises, Inc.
Entergy Corporation                4 Park Plaza, Suite 2000
639 Loyola Avenue                  Irvine, CA  92614
New Orleans, LA  70113


          (Names and addresses of agents for service)
                  ____________________________

        The Commission is also requested to send copies of any communications in connection with this matter to:


Frederick F. Nugent, Esq.               Laurence M. Hamric, Esq.
General Counsel                         Associate General Counsel
Entergy Enterprises, Inc.               Entergy Services, Inc.
4 Park Plaza, Suite 2000                639 Loyola Avenue
Irvine, CA  92614                       New Orleans, LA  70113

Thomas C. Havens, Esq.                  Kent R. Foster, Esq.
Mayer, Brown & Platt                    Vice President
1675 Broadway                           Entergy Services, Inc.
New York, NY  10019                     P.O. Box 8082
                                        Little Rock, AR  72203

Item 1.   Description of Proposed Transaction.

     Item 1 of the Application-Declaration in this File is hereby amended and restated to read in its entirety as follows:

     "Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby requests the approval of the Securities and Exchange Commission (the "Commission") under the Act, to the extent not exempt from Commission approval under the Act, or otherwise permitted or authorized under the Act pursuant to Commission rule, regulation or order: (1) for Entergy and certain of its existing or future subsidiary companies to issue guarantees and provide other forms of credit support to or for the benefit of Entergy's non-utility affiliates (as hereinafter described) from time to time during the period through December 31, 2002, in an aggregate amount not to exceed $750 million; (2) for Entergy to acquire, directly or indirectly, the securities of one or more companies (collectively, the "New Subsidiaries") organized for purposes of performing certain service and development activities currently authorized by the Commission<FN1>and/or for purposes of acquiring (including financing or refinancing an acquisition), owning and holding the securities of associate companies which are (i) "exempt wholesale generators" ("EWGs"), as defined in Section 32(a) of the Act, (ii) "foreign utility companies" ("FUCOs"), as defined in Section 33(a) of the Act (EWGs and FUCOs are sometimes collectively referred to herein as "Exempt Projects"), (iii) "exempt telecommunications companies" ("ETCs"), as defined in Section 34(a) of the Act, (iv) other subsidiary companies of Entergy that currently are or hereafter may be authorized or permitted by rule, regulation or order of the Commission under the Act to engage in other businesses (including "O&M Subs", as hereinafter defined)("Authorized Subsidiary Companies")<FN2> and/or (v) "energy-related companies", as defined in Rule 58 under the Act ("Energy-related Companies"; New Subsidiaries, Exempt Projects, ETCs, Authorized Subsidiary Companies and Energy-related Companies are collectively referred to herein as "Non-utility Companies"); (3) for Non-utility Companies to issue and sell securities to Entergy, to other Non-utility Companies and/or to non-associate companies for the purpose of financing (or refinancing) investments in Non-utility Companies; and (4) for certain related transactions, all as more particularly described herein.


I.  Background.

     A.   The Entergy System.

     Entergy and its various direct and indirect subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently consists of: (1) five domestic retail electric utility companies - Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") (such companies are sometimes referred to herein, collectively, as the "System operating companies"); (2) a domestic wholesale electric generating company that sells power to the System operating companies (other than Entergy Gulf States) - System Energy Resources, Inc. ("SERI"); (3) a company that provides administrative and other services primarily to the System operating companies - Entergy Services, Inc. ("ESI"); (4) a company that provides management, operations and maintenance services for the System's nuclear facilities - Entergy Operations, Inc. ("EOI"); (5) a company that primarily implements and/or maintains certain fuel supply programs for the System operating companies - System Fuels, Inc. ("SFI"); (6) a company that markets and sells its electric generating capacity and energy to non-associate purchasers in the domestic bulk power markets - Entergy Power, Inc.; (7) a company that invests in and develops energy and energy-related projects and businesses on behalf of the Entergy System, and markets skills and products developed by System companies - Entergy Enterprises, Inc. ("Entergy Enterprises"); (8) an energy management services company - Entergy Integrated Solutions, Inc.; (9) a company that markets and brokers electricity and other energy commodities and that may also engage in other non-utility activities permitted under Rule 58 - Entergy Power Marketing Corp.; and
(10) various other companies formed to develop, acquire and own Entergy's interests in domestic and foreign energy, energy services, energy-related and telecommunications businesses.

     Entergy, through its domestic public utility
subsidiaries and its Exempt Projects, is engaged principally in the generation, transmission, distribution and sale of electricity at retail and wholesale and the purchase of
electricity at wholesale.   Entergy's domestic retail public
utility companies provide electric service to approximately
2.4 million customers in portions of the states of Arkansas, Louisiana, Mississippi, Tennessee and Texas, and retail gas service in and around Baton Rouge, Louisiana and in New Orleans, Louisiana. In addition, Entergy's Exempt Projects, among other things, provide electricity to approximately 2 million customers in London, England, and to approximately 240,000 customers in Melbourne, Australia.

     B.   Entergy's Development and Financing of Non-Utility
          Businesses.

     Since 1992, Entergy has been engaged in the development of various energy, energy-related and other non-utility businesses. Pursuant to the June 1995 Order, Entergy Enterprises is currently authorized, among other things, (1) to conduct development activities with respect to potential investments by Entergy in various energy, energy-related and other non-utility businesses ("Development Activities"), (2) to provide various management, administrative and support services ("Administrative Services") to certain of its associate companies<FN3>, (3) to provide consulting services ("Consulting Services") to certain of its associate companies and to non-associate companies, and (4) to provide operations and maintenance services ("O&M Services") directly, or indirectly through other subsidiaries of Entergy ("O&M Subs") to non-associate companies and to certain of its associate companies, in each case utilizing the skills and resources of other System companies<FN4>, subject to the conditions set forth in the June 1995 Order (Development Activities, Administrative Services, Consulting Services and O&M Services are sometimes referred to herein as "Services").

     In addition, Entergy is currently authorized under the terms of, and to the extent provided by, orders and supplemental orders issued by the Commission (including the June 1995 Order) issued in File Nos. 70-8105, 70-8839 and 70-8903 (collectively, the "Financing Orders"), to finance the operations of various Non-utility Companies by issuing and selling debt and equity securities and by issuing guarantees of the securities or other obligations of Entergy subsidiaries (other than Excepted Companies). Entergy's authorization under the Financing Orders may be summarized as follows:

     (1)  File No. 70-8105.  Pursuant to the June 1995
Order, Entergy is authorized to finance the performance of Services and the organization of O&M Subs through purchases of common stock, capital contributions, open account advances, loans and guarantees provided to Exempt Projects and various other Non-utility Companies in an aggregate amount not to exceed $350 million (exclusive of any such investments that are exempted by Commission rule). Such authorization expires on December 31, 1997.

     (2) File No. 70-8839. Pursuant to Commission orders dated June 6, 1996 (HCAR No. 26528) and March 25, 1997 (HCAR No. 26693), Entergy is authorized to issue and sell up to an aggregate of thirty million shares of its authorized but unissued common stock, par value $0.01 per share ("Common Stock") pursuant to its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Proceeds from the issuance and sale of Common Stock under the DRIP may be used for general corporate purposes, including investments in Exempt Projects (subject to any requisite Commission approval and to compliance with Rule 53) and in other Non-utility Companies. Through June 30, 1997, Entergy had sold approximately 10,647,193 shares of Common Stock pursuant to the DRIP.

     (3) File No. 70-8903. Pursuant to the Commission's order dated February 26, 1997 (HCAR No. 26674) (the "February 1997 Order"), Entergy is authorized to enter into credit facilities with one or more banks pursuant to which Entergy would effect borrowings and reborrowings (collectively, "Borrowings"), and issue unsecured notes in connection therewith, from time to time through December 31, 2002, in an aggregate principal amount outstanding at any time not to exceed $500 million.<FN5> Entergy may use the proceeds of Borrowings for general corporate purposes, including to finance the acquisition of the securities or other interests in Exempt Projects and other Non-utility Companies.<FN6>


II.  Proposed Transactions.

     A.   Issuance of Guarantees.

     In order to facilitate Entergy's Development Activities and the acquisition and ownership by Entergy of interests in other businesses, as authorized or permitted under the Act from time to time (including, without limitation, interests in Non-utility Companies), and to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order issued by the Commission thereunder, Entergy and Non-utility Companies hereby request authority to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of Non-utility Companies from time to time through December 31, 2002. Guarantees may take the form of Entergy or a Non-utility Company agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations in respect of or act as surety on bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Entergy or its associate Non-utility Companies. For example, such associate companies may be called upon to furnish various types of bonds as security, including bid bonds, performance bonds, and material and payment bonds. Moreover, various Non-utility Companies may require credit support from
Entergy or from other Non-utility Companies to cover performance and other obligations. Guarantees may also be necessary or desirable to satisfy the requirements of lenders or other project participants under financing documents or other project agreements to which an associate Non-utility Company of Entergy is or will become a party (including with respect to the provision of construction, interim or permanent debt or equity financing). These forms of credit enhancements are typical in the marketplace, and would significantly benefit Entergy's investments in Non-utility Companies by, among other things, facilitating the making of bids or proposals in respect of investments in Non-utility Companies, and helping to reduce the cost of
necessary bonds, sureties, and other credit support.   The
terms and conditions of Guarantees would be established at arm's length based upon market conditions.

     Entergy hereby requests, on its behalf and on behalf of the Non-utility Companies, all requisite authority under the Act to issue Guarantees from time to time through December 31, 2002 in an aggregate amount not to exceed $750 million (the "Aggregate Authorization") at any one time outstanding (including any guarantees previously issued and outstanding pursuant to the June 1995 Order), provided that the amount of a Guarantee shall not reduce the Aggregate Authorization to the extent that the provision of such Guarantee is exempt from the Act or is otherwise authorized or permitted by rule or regulation of the Commission issued thereunder. Any Guarantees provided by Entergy to Exempt Projects would be subject to the limitation on "aggregate investment" in EWGs and FUCOs set forth in Rule 53(a), pending receipt of Commission authorization being sought in File No. 70-9049. Entergy requests that the Commission reserve jurisdiction over the issuance by Entergy of Guarantees to Exempt Projects, pending the receipt of such authorization, to the extent that the amount of any such Guarantee, when added to Entergy's "aggregate investment" in Exempt Projects, would exceed 50% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)). Any Guarantees provided to Energy-related Companies would be subject to the limitation on "aggregate investment" in energy-related companies set forth in Rule 58.


          B. Organization of New Subsidiaries, O&M Subs and Related Transactions.

     As discussed above, Entergy System companies from time to time have invested in or considered potential opportunities to acquire electric generation, transmission and/or distribution facilities outside the United States and to engage in certain authorized non-utility businesses domestically. Entergy expects to pursue other such opportunities in the future. To facilitate its investments in FUCOs, EWGs and other Non-utility Companies, and to provide Entergy with additional flexibility to structure (and restructure) its investments in Non-utility Companies, Entergy proposes to create one or more New Subsidiaries.
New Subsidiaries may be direct or indirect subsidiary companies used to acquire, hold and/or finance the acquisition of, the securities of one or more Exempt Projects, ETCs, Energy-related Companies and/or Authorized Subsidiary Companies, or to raise debt or equity capital for
purposes described herein.   New Subsidiaries may also
perform Development Activities, Administrative Services and/or Consulting Services, as described further below. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authority for New Subsidiaries to engage in the activities described herein.

     There are a number of legal and business reasons for the use of special-purpose subsidiaries such as the New Subsidiaries in connection with investments in Non-utility Companies. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be a domestic company in that country. In such cases, it would be necessary for Entergy to form a foreign subsidiary as the entity submitting the bid or other proposal. In addition, the interposition of one or more New Subsidiaries may allow Entergy to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. New Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     A New Subsidiary may be organized, among other things,
(1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO or another Non-utility Company; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of an EWG, FUCO or another Non-utility Company;
(3) at any time subsequent to the consummation of an acquisition of an interest in an EWG, FUCO or another Non-utility Company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Entergy and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more EWGs, FUCOs or other Non-utility Companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Entergy's exposure to U.S. and foreign taxes; (7) to further insulate Entergy and the Excepted Companies from operational or other business risks associated with investments in Non-utility Companies; or (8) for other lawful business purposes.

     Investments in New Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests (collectively, "Capital Stock"); (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) Guarantees issued, provided or arranged in respect of the securities or other obligations of the New Subsidiaries. Funds for any direct or indirect investment by Entergy in any New Subsidiary will be derived from (1) Borrowings within the limitations prescribed in the February 1997 Order; (2) sales of Common Stock pursuant to the Commission's orders dated June 6, 1996 (see HCAR No. 26528) and March 25, 1997 (see HCAR No. 26693); (3) any
appropriate future debt or equity securities issuance authorization obtained by Entergy from the Commission; and
(4) other available cash resources. To the extent that Entergy provides funds to a New Subsidiary which are used for the purpose of making an investment in an Exempt Project or an Energy-related Company, the amount of such funds would be included in Entergy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 and Rule 58, respectively.

     Entergy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-utility Companies and/or New Subsidiaries through which it may hold investments in Non-utility Companies, and activities and functions related to such investments, under one or more New Subsidiaries. To effect any such consolidation or other reorganization, Entergy ordinarily would contribute to such New Subsidiary all of the outstanding stock of other New Subsidiaries and, indirectly, its interests in Non-utility Companies. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests any requisite authorization under the Act to accomplish such reorganizations from time to time.

     In addition, as discussed further below, Entergy is requesting authority herein through December 31, 2002 to organize O&M Subs. Investments in O&M Subs may take the form of (1) additional purchases of Capital Stock; (2) capital contributions or open account advances without interest; (3) loans; (4) Guarantees of the securities or other obligations of an O&M Sub; or (5) any combination of the foregoing. Any loans by Entergy to a New Subsidiary or an O&M Sub would have interest rates and maturity dates that are designed to provide a return to Entergy of not less than Entergy's effective cost of capital.

     To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, any initial investments in the Capital Stock of New Subsidiaries or O&M Subs would be included in the $750 million Aggregate Authorization to issue Guarantees requested herein.


     C.  Issuance of Securities.

     In addition, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authority under the Act for Non-utility Companies to issue and/or sell securities of any type (including Guarantees) (collectively, "Securities") to Entergy, to other Non-utility Companies or to non-associate companies (with or without a Guarantee being provided by Entergy or another Non-utility Company), including banks, insurance companies, and other financial institutions. Securities would be issued and sold pursuant to the authorization requested herein in one or more transactions from time to time through the earlier to occur of (1) December 31, 2002 or (2) the effective date of any rule of general applicability hereafter adopted by the Commission exempting such transactions (to the extent they remain jurisdictional under the Act) from the approval requirements under Sections 6(a) and 7 of the Act.<FN7>

     Equity Securities issued by a Non-utility Company may include capital shares, partnership interests, member interests in limited liability companies, trust certificates, or the equivalent of any of the foregoing under applicable foreign law. Equity Securities issued by a Non-utility Company may be denominated in either U.S.
dollars or foreign currencies. To the extent that a proposed issuance of equity Securities is not exempt under Rule 52(b) or otherwise authorized by order of the Commission, the amount, type and other general terms of such equity Securities would in each case be subject to further approval by the Commission.<FN8> Entergy hereby requests that the Commission reserve jurisdiction over the issuance of any equity Securities not currently exempt under Rule 52(b) or otherwise approved by the Commission, pending completion of the record. Entergy hereby undertakes to file a post-effective amendment in this File which will describe the general terms of such equity Securities and request a supplemental order of the Commission authorizing such issuance. Entergy requests that each such supplemental order be issued by the Commission without further public notice. Entergy would report periodically to the Commission pursuant to Rule 24 under the Act concerning the issuance and sale of such Securities to the same extent that such reporting is required by Rule 52(c).

     In connection with the issuance of debt Securities, Non-utility Companies may seek to manage their interest rate risk through the use of interest rate swaps, options and related derivatives such as interest rate caps, collars, floors or ceilings (collectively, "Hedging Transactions"). Hedging Transactions may be used, for example, to lock in favorable interest rates prior to the issuance of debt Securities, such as through (1) the sale of exchange-traded U.S. Treasury futures contracts, a forward sale of U.S. Treasury securities and/or a forward interest rate swap; (2) the purchase of put options on U.S. Treasury securities
("Put Options Purchase"); (3) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities; or (4) any combination of the above. The counterparty to any swap instrument would be a financial institution rated above "A" by Standard & Poor's Ratings Group and above "A2" by Moody's Investors Service, Inc. Any Guarantees that may be required in connection with such Hedging Transactions would be provided pursuant to the authorization granted herein. All Hedging Transactions would meet the criteria established by the Financial Accounting Standards Board from time to time necessary to qualify for hedge accounting treatment.

     The net proceeds from the issuance and sale of Securities would be used for general corporate purposes, including without limitation (1) for loans to and/or equity investments in Energy-related Companies, Exempt Projects, ETCs, New Subsidiaries, O&M Subs and other Non-utility Companies; (2) for the repayment, refinancing or redemption of outstanding securities of Entergy or Non-utility Companies originally issued for purposes of acquiring interests in Non-utility Companies or providing funds for the authorized or permitted business activities of such companies; and (3) for working capital or other cash requirements of Non-utility Companies, provided that such net proceeds will only be applied to finance activities that are exempt under the Act or are otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, and provided further, that at the time of issuance of any Securities authorized by the Commission herein that are recourse to Entergy, directly or indirectly, the proceeds of which are to be used to invest in any Exempt Project, Entergy will be in compliance with Rule 53 (as the conditions set forth therein may be modified by order of the Commission issued in File No. 70-9049).

     Entergy represents and agrees that no System operating company will incur any indebtedness, extend any credit, or sell or pledge its assets, directly or indirectly, to or for the benefit of any Non-utility Company, and that any Securities that may be issued by a Non-utility Company, and any Guarantees that may be issued by Entergy, will not be recourse to any System operating company.


     D.  Provision of Services.

                     (a)   Administrative
                     Services, Consulting Services and
                     Development Activities.

     In order to provide Entergy with further flexibility in the administration of its non-utility businesses, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authority herein for Non-utility Companies to provide other Non-utility Companies with Administrative Services, to provide Consulting Services and to engage in Development Activities. Administrative Services would include, without limitation, corporate and project development and planning, management, administrative, employment, tax, legal, accounting, engineering, consulting, marketing, utility performance, and electronic data processing services, and intellectual property development, marketing and other support services. Development Activities would include, without limitation, investigating sites, research, engineering and licensing activities, acquiring options and rights, contract drafting and negotiation, legal, accounting and financial analysis, preparing and submitting bids and proposals, and other activities necessary to identify and analyze investment opportunities on behalf of Entergy System companies (other than the Excepted Companies).

     In addition, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Non-utility Companies propose to continue to provide Consulting Services to non-associate companies. Consulting Services would include, without limitation, providing technical capabilities and expertise to non-associate and associate companies (other than Excepted Companies) in the areas of electric power generation, transmission and distribution and operations ancillary thereto.<FN9> Non-utility Companies would continue to charge fair market value for Consulting Services provided to non-associate companies, subject to compliance with all applicable rules of the Commission and the terms and conditions set forth herein.

     Administrative Services, Consulting Services and Development Activities would generally be performed for associate Non-utility Companies "at cost", in a manner consistent with the terms and conditions set forth in the June 1995 Order, including with respect to the use of the expertise and resources of the Excepted Companies. However, to the extent not exempt pursuant to rule, regulation or order of the Commission, Entergy hereby requests an exemption pursuant to Section 13(b) from the "at cost" requirements of Rules 90 and 91 under the Act in connection with the performance of Administrative Services, Consulting Services and Development Activities by Non-utility Companies for associate Non-utility Companies, subject, however, to the condition that no Excepted Company shall be engaged or otherwise involved, directly or indirectly, in the rendering of Administrative Services, Consulting Services or Development Activities that are provided to Non-utility Companies at a price other than "cost".


     (2) O&M Services.

     Entergy further proposes to continue to provide, indirectly through one or more O&M Subs, various O&M Services to or for the benefit of developers, owners and operators of domestic and foreign power projects and other electric utility systems or facilities, including projects that Entergy may develop on its own (through an associate Non-utility Company) or in collaboration with third parties. O&M Services would include, but not be limited to, development, engineering, design, construction and construction management, pre-operational start-up, testing, and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical and training, administrative support, market analysis, consulting, coordination and any other managerial, technical, administrative or consulting services required in connection with the business of owning or operating facilities used for the generation, transmission or distribution of electric energy (including related facilities for the production, conversion, sale or distribution of thermal energy) or coordinating their operations in the power market. An O&M Sub may also lease all or a portion of the facilities with respect to which it is providing O&M Services. However, an O&M Sub will not undertake to enter into such leases without further approval of the Commission if, as a result thereof, such O&M Sub would become a "public-utility company" as defined in the Act.

     O&M Subs would charge fair market value for O&M Services, subject to compliance with all applicable rules of the Commission and the terms and conditions set forth herein. To the extent not exempt pursuant to rule, regulation or order of the Commission, Entergy requests an exemption pursuant to Section 13(b) from the "at cost" requirements of Rules 90 and 91 under the Act in connection with the rendering of O&M Services to associate companies (other than an Excepted Company); provided, that no such services will be rendered to an associate power project unless one or more of the following conditions shall apply:

     (1) the project is a FUCO or is an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States;

     (2) the project is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser is not an Excepted Company;

     (3) the project is a "qualifying facility" ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company (other than an Excepted Company) at the purchaser's "avoided cost" determined in accordance with the regulations under PURPA; or

     (4) the project is an EWG or a QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an Excepted
     Company.

     O&M Subs would either be domestic or foreign corporations, partnerships or other entities (depending upon the legal and regulatory requirements of a particular project). With respect to any O&M Sub that would not qualify as an Exempt Project, Entergy Enterprises would continue to provide the same information as to the formation and capitalization of such subsidiary to the Commission in the next quarterly certificate filed pursuant to Rule 24 as currently required under the June 1995 Order. Such certificate would, among other things, continue to represent that, in connection with the rendering of O&M Services, no Excepted Company has subsidized the operations of any O&M Sub, and further, that any transfer of personnel from any Excepted Company to, and the rendering of O&M Services by, any such O&M Sub are in compliance with applicable rules, regulations and orders of the Commission and have not adversely affected the services provided by such Excepted Companies to their respective customers. Entergy further acknowledges that the Commission's authorization of fair market prices with regard to any services provided by Non-utility Companies shall not be binding upon the FERC or any state public utility commission having jurisdiction over the rates charged by any associate company of Entergy, and represents and agrees that it will not assert or take any position to the contrary in any administrative determination of the rates that may be charged by any such associate company.


     E. Payment of Dividends.

     To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authorization under Section 12(c) of the Act and Rule 46 thereunder for Non-utility Companies (including without limitation Varibus Corporation, GSG&T, Inc. and Southern Gulf Railway Company, each of which is a direct, wholly-owned subsidiary of Entergy Gulf States) to declare and pay dividends to their respective immediate parent companies out of capital or unearned surplus, from time to time through December 31, 2002, to the extent permitted under applicable corporate law and any applicable financing agreement which restricts distributions to shareholders.

     The payment by Non-utility Companies of dividends out of capital or unearned surplus will not contravene the intent of Section 12(c) of the Act. Permitting the use of distributable cash to pay dividends ultimately to Entergy will benefit the Entergy System by enabling Entergy to reduce or refinance outstanding Borrowings and fund operations of Entergy System companies. The payment of dividends out of capital or unearned surplus will not be detrimental to the financial integrity of the Entergy System or jeopardize the working capital any of the Excepted Companies (including any public-utility subsidiary company of Entergy) since the original source of such dividends would be distributable cash derived exclusively from Entergy's investments in Non-utility Companies.


III. Compliance With Rules 53 and 54.

     Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's
"aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied.

     Entergy's "aggregate investment" in Exempt Projects as of November 30, 1997 is equal to approximately 50.8% of Entergy's "consolidated retained earnings" as of September 30, 1997. Entergy's aggregate investment in Exempt Projects exceeds the 50% limitation in Rule 53(a)(1) as a result of a decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This decrease was attributable wholly to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in two installments, the first of which was paid on December 1, 1997, and the second of which will be due on December 1, 1998. The first installment of the tax was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment."


Item 3.   Applicable Statutory Provisions.

     The last sentence of Item 3 of the Application-
Declaration in this File is hereby amended to read in its entirety as follows:

     "The proposed performance of Development Activities and the proposed provision of Administrative Services and Consulting Services by Non-utility Companies (other than Exempt Projects) may be subject to Sections 9(a), 10 and 13(b) of the Act and Rules 83, 87, 90 and 91 thereunder."

                           SIGNATURES

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                              ENTERGY CORPORATION


                         By: /S/William J. Regan, Jr.
                               William J. Regan, Jr.
                            Vice President and Treasurer


Dated:    December 23, 1997
_______________________________
  <FN1>   See Entergy Corporation, et al., Holding Company Act
          Release ("HCAR") No. 26322 (June 30, 1995) (hereinafter referred to as the "June 1995 Order").

  <FN2>   The Authorized Subsidiary Companies currently consist of
          Entergy Enterprises, Inc., Entergy Power, Inc., Entergy
          Nuclear, Inc., Entergy Integrated Solutions, Inc. and
          Entergy Operations Services, Inc.

  <FN3>   Specifically, Entergy Enterprises is authorized under the
          June 1995 Order to provide such services to associate companies other than the System operating companies, SERI, SFI, ESI, EOI or any other subsidiaries Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to Entergy's affiliates or the provision of goods or services thereto (such companies are sometimes referred to herein, collectively, as the "Excepted Companies").

  <FN4>   Such authorization includes the marketing to non-associate companies of intellectual property developed or otherwise acquired by System companies, subject to certain profit sharing provisions set forth in the June 1995 Order.

  <FN5>   The credit arrangements authorized in the February 1997
          Order replaced those previously approved in a Commission order dated July 27, 1995 (HCAR No. 26343) pursuant to which Entergy could effect borrowings and reborrowings under credit facilities in an aggregate principal amount outstanding at any time not to exceed $300 million.

  <FN6>   As of December 15, 1997, the indebtedness outstanding under these credit arrangements was approximately $150 million.

  <FN7>   Issuances of debt Securities by a Non-utility Company
          (including without limitation secured and unsecured promissory notes, bonds, debentures, or other evidence of indebtedness) are not subject to prior Commission approval under the Act pursuant to Rule 52(b).

  <FN8>   In addition, to the extent such action is not exempt from
          the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authority herein for Non- utility Companies to modify the terms of their charters or other governing documents to effectuate the issuance of equity Securities.

  <FN9>   For example, Consulting Services could include the provision of (1) management expertise and services, such as strategic planning, feasibility studies, organization and policy matters; (2) technical expertise and services, such as design engineering, availability engineering, construction management planning and procedures, financial planning, system planning and operational planning;
          (3) operating expertise, particularly in the operation and maintenance of generating plants, transmission, distribution and telecommunication facilities; (4) environmental expertise, such as environmental licensing and compliance, negotiation of federal, state, local and foreign governmental permits and environmental planning; (5) training expertise and services, particularly in the area of operations and management; (6) technical and procedural resources, such as are embedded in computer systems, programs and manuals; (7) expertise in fuel procurement, delivery and storage; (8) expertise relating to the marketing and brokering of energy commodities; and
          (9) demand side management or other energy management consulting services.